Broadcom Corporation
Fiji Acquisition Corporation
5300 California Avenue
Irvine, California 92617
May 18, 2009
VIA EDGAR
Daniel F. Duchovny, Esq.
Special Counsel
Office of Mergers & Acquisitions
Securities and Exchange Commission
Division of Corporation Finance
Station Place
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	Emulex Corporation Soliciting Materials filed pursuant to Rule 14a-12 by Broadcom Corporation Filed April 21, 2009 and May 5, 2009 File No. 001-31353

Preliminary Consent Statement filed by Broadcom Corporation and Fiji Acquisition Corporation Filed May 5, 2009 File No. 001-31353

Schedule TO-T filed by Broadcom Corporation and Fiji Acquisition Corporation Filed May 5, 2009 File No. 005-34050
Dear Mr. Duchovny:
     In response to the request of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated May 12, 2009, Broadcom Corporation and Fiji Acquisition Corporation hereby acknowledge that:
•	each of them is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

Daniel F. Duchovny, Esq.
Securities and Exchange Commission

•	each of them may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Eric K. Brandt
Eric K. Brandt
Broadcom Corporation
Senior Vice President and Chief Financial Officer

/s/ DeAnn Work
DeAnn Work
Fiji Acquisition Corporation
Vice President and Secretary